Exhibit 99.1

CLPS INCORPORATION ® NASDAQ: CLPS

DISCLAIMER All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions . We operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements . © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 2 / 15 © 2021 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited.

CLPS Incorporation

Global information technology, consulting and solutions service provider



16 Years

19 Delivery & Development Centers

3,300+ Employees

126.1 Million USD FY2021

- Founded in **2005**, we are an early entrant into China's IT services sector.
- Our goal is to enable clients to become **modern digital business**.
- Mainly focus on areas of **global banking**, **wealth management** and **e-Commerce**; expansion and advancement in **automotive** area
- **3,000+** multi-skilled, multi-lingual, transformative global talents
- Sustainable revenue growth since **listed in 2018**

CLPS® Global IT Services

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History and Milestone

2005



Talents

Technology and financial focus training in Mainframe

2009


Credit Card

Credit Card

Citibank's global credit card projects

2012



International Financial Institutions

Global IT projects for Standard Chartered Bank and Fidelity

2014


ShopShop
amazon
ebay
next

Internet

Global internet projects for eBay

2015



R&D

Credit card and core banking systems

2016



Corporate University

CLPS Academy for talent training

2018



Public Listed Company

Listed on the Nasdaq stock market

2021



Next

Global expansion in India, Japan and the US

CLPS® Global IT Services

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Positioned for success in a strong global industry: Long-standing relationships with blue-chip client base

Target clients: Industry top 100 foreign multinational corporation

Banking

	Since
Citibank	2005
Standard Chartered Bank	2012
Bank of Communications	2012
ANZ	2014

Business Scope

Core banking, credit card, wealth management and digital banking, end-to-end

Wealth Management

	Since
AIA	2016
First Data	2011
Orient Securities	2013
Haitong Securities	2017

Business Scope

Securities trading system, margin, fund trading, liquidity, risk management

E-Commerce

	Since
eBay	2014
PayPal	2014
Greendot	2018
Stubhub	2020

Business Scope

Risk control, data analysis, search, big data, cross-border transaction

Automotive & Technology

	Since
SAIC Motors	2018
Sony	2012
Cisco	2018
Kodak	2011

Business Scope

GPS, AI for power charger, car control system, main board system, self-driving system

Guarantee of continuous growth

Dual-Engine Growth Strategy

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CLPS® Global IT Services

© 2021 CLPS Inc. All rights reserved.
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Global expansion strategy


CLPS INNOVATION LAB
CLPS
2019
CLPS ACADEMY
CLPS
2018
CHINA
JAPAN
HONG KONG
India
PH
MALAYSIA
SINGAPORE
AU
US

North China
Beijing | Dalian | Tianjin | Baoding | Xi'an

East China
Shanghai | Hangzhou

South China
Guangzhou (CoE) | Shenzhen | Hainan | Chengdu

San Francisco

Tokyo

Global Services (GS)

- Skills and capabilities align with CLPS strategy to capture global markets
- Standard, scalable intellectual property to drives client's value proposition
- Sustainable client's business and operations growth on multiple dimensions: operational excellence, enterprise productivity, optimized delivery

Metro Manila

Kuala Lumpur

Singapore

Melbourne

Odisha

Global Delivery (GD) Center

- Supports overseas requirements

ISO®

CMMI MATURITY LEVEL 5

TMMi® CERTIFIED LEVEL 3

IDC ANALYZE THE FUTURE

9
Countries + SAR

8
global centers

11
locations across Mainland China

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CLPS® Global IT Services

Professional and industry recognized services

IT Services

Hires the best candidates and prioritizes those who have extensive experience.

15%

voluntary turnover rate

Below the market average



START
Recruitment & Sourcing
(Partly Under Talent Creation Program)
Global proprietary database with > 1.5 million CVs
Multiple search channels including ERP Portal
Onboard & Integration
Provides onboarding support to ensure smooth integration
Career Path & Skills Development
(Under Talent Development Program)
Continuing education and personal development guidance
Mentorship
Performance Management
Performance review and job appreciation feedback
Employee Relations & Engagement
Special contribution award and bonus with various benefits

Resources management support

- Project Operation
- Human Resources
- Administration
- Finance
- Training

CLPS® Global IT Services

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Turnkey and client-centric solutions

Products & Solutions

Leveraging CLPS Innovation Lab's capability, the Company's R&D arm, it serves as an integral part of our continued growth. We are fully committed on researching and developing cutting-edge technology to provide clients with more comprehensive and efficient IT services.

Credit Card

Card Solution System

Supporting **85%** of foreign banks in China

Vision Plus Support Team

Largest service support team in China for Vision PLUS

Digital Business Management

Big Data Analysis Tool

Leading company to develop a multi-scenario data analysis tool in China (with copyright)

Center of Excellence (CoE)

Leading company to setup a CoE site in South China covering Mainframe, AS400. Agile Coaching, RPA, BPM, AI, VR, etc.

Project Management

Testing Projects

- **10+** years of testing project experience
- Completed more than **100+** testing projects for Core Banking and Credit Card in 2020 and 2021

Global Banking Projects

- **16** years of IT service experience in banking
- Handled global banking projects for over **23** countries in 2020 and 2021

CLPS® Global IT Services

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Financial Highlights Fiscal year: for the 12 months ended June 30. Second half of fiscal year: for the 6 months ended June 30. Sustained Revenue Growth ($ mn) $31 .4 $48 .9 $64 .9 $89 .4 $126.1 $46 .8 $67 .7 FY2 0 17 FY2 0 18 FY2 0 19 FY 2 0 21 H2FY2020 H2FY2021 FY2020 Revenue FY2017 - FY2021 CAGR YOY 44.6% Revenue Breakdown ($ mn) $29 .1 $47 .2 $61 .8 $87 .1 $122.3 $45 .5 $65 .2 $1 .8 $1 .6 $1 .8 $3 .1 $1 .1 $2 .1 $0 .4 $0 .1 $0 .1 $0 .4 $0 .7 $0 .2 $0 .5 FY2 0 17 FY2 0 18 FY2019 FY2020 FY2021 H2FY2020 H2FY2021 IT Consulting Customized IT Solutions Other Services FY2017 - FY2021 CAGR YOY 40.3% YOY 69.7% $3.0 FY2020 - FY2021 32.1% FY2020 - FY2021 YOY 41.0% YOY 43.2% YOY 81.0% 33 .2% 1 1 .1% © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 9 / 15 © 2021 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited.

Strong growth across all operational areas 47.6% 20.0% 15.2% 6 .7% 10.5% Ba n k i n g Wealth management E - Commerce Automotive Others(including Technology) 36.3% 34.8% 40.1% 31.2% 101.2% 72.5% 204.5% 132.0% Ba n k i n g Wealth Management E - Commerce Automotive H2FY2021 FY 2 0 21 1. For the 12 months ended June 30, 2021. 2. H2FY2021: for the 6 months ended June 30, 2021; FY2021: for the 12 months ended June 30, 2021. Revenue Growth by Operational Areas 2 Revenues by Operational Areas 1 F Y 2020 © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 10 / 15 © 2021 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. F Y 2021 YOY 28% $10.6million $13.6million Revenue generated outside of Mainland China

Financial Highlights YOY 161.2% Continuous Optimization in Operating Effeciency ($ mn) Competitive Increase in Net Income ($ mn) $3 .2 $8 .4 $0 .7 $3 .4 FY2 0 20 FY2 0 21 Operating Income Fiscal year: for the 12 months ended June 30. Second half of fiscal year: for the 6 months ended June 30. YOY 417.9% 6 .6% 3 .6 % H2FY2020 H2FY2021 Operating Margin% $3 .1 $7.0 - 5.3% 3.4% 5.6% ($3.4) FY2 0 19 FY2 0 20 FY2 0 21 Net Income $0 .8 $2 .1 1 .7% 3 .1 % H2FY2020 H2FY2021 Net Income Margin% FY2020 - FY2021 © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 11 / 15 © 2021 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. YOY 127.9% YOY 166.0% 1 . 4% 5 . 1%

Financial Highlights

($ mn)	For the fiscal year ended June 30,			
	2019 (Audited)	**2020 (Audited)**	**2021 (Audited)**	***2021 VS 2020 YOY%***
Revenue	64.9	89.4	126.1	*41.0%*
IT Consulting Services	61.8	87.1	122.3	*40.3%*
Customized IT Solution Services	3.0	1.8	3.1	*69.7%*
Others	0.1	0.4	0.7	*51.5%*
Gross Profit	23.8	31.1	40.2	*29.1%*
Gross Margin	*36.6%*	*34.8%*	*31.9%*	
Net Income Attributable to CLPS Inc	(3.3)	2.9	6.8	*132.0%*
Non-GAAP Net Income Attributable to CLPS Inc*	3.7	6.9	11.9	*72.1%*
EPS (diluted)	(0.24)	0.20	0.39	
Non-GAAP EPS (diluted)*	0.27	0.47	0.68	

** Non-GAAP net income attributable to CLPS Inc is net income attributable to CLPS Incorporation's shareholders excluding share-based compensation expenses. Diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance.*

CLPS® Global IT Services

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JAJI IPO Plan The Company’s Board of Directors has approved the plan of its majority - owned subsidiary, JAJI (Shanghai) Co., Ltd.( “ JAJI ” ), to apply for National Equities Exchange and Quotations (NEEQ) and directing towards public offering at the Beijing Stock Exchange (BSE) upon acceptance. NEEQ Listing 㯣㉶㳄 㫫 䃆 » By fourth quarter of 2022 » The number of shares to be offered and the price range for the proposed offering is yet to be determined. IPO in the BSE Hua Ying Securities Co., Ltd. will be acting as the financial advisor, lead broker, consultant, sponsor and lead underwriter. © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 13 / 15 © 2021 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. JAJI’s revenue accounted for approximately 5.4% of the total revenue of CLPS in the fiscal year 2021.

Investment Highlights Strong fundamentals: in FY2021, revenue increased 41% year - over - year, net income increased 127.9% year - over year. Continuous increase in earnings per share Long - standing relationships with blue - chip client base Continued implementation of global expansion strategy Research and implementation of innovative technology Investing in training and development of our world - class human capital base through our TCP and TDP Majority - owned subsidiary (JAJI) IPO plan © 2020 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited. 14 / 15 © 2021 C L PS Inc. All rights reserved. Any unauthorized copying or distribution of this material is prohibited.